EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nautilus, Inc.:

We consent to the use of our reports dated February 26, 2020 with respect to the consolidated balance sheets of Nautilus, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019 and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842).

/s/ KPMG LLP

Portland, Oregon

November 9, 2020

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